Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Valley National Bancorp:

We consent to the use of our reports dated February 28, 2017, with respect to (i) the consolidated statements of financial condition of Valley National Bancorp and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Valley National Bancorp incorporated by reference in this Joint Proxy Statement-Prospectus and Registration Statement on Amendment No. 1 on Form S-4 and to the reference to our firm under the heading “Experts” in this Joint Proxy Statement-Prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

October 26, 2017